Exhibit 99.1

METAL STORM LIMITED ACN 064 270 006
Metal Storm conducts Marine Corps Demonstration
Brisbane, Australia — Friday, 7 January 2011: Metal Storm Limited (ASX trading code: MST, OTC Symbol: MTSXY).
Metal Storm is pleased to announce that on 16 December, 2010 Metal Storm Inc. (MSI) successfully completed a Platform Compatibility Demonstration (PCD) for an audience of Marine Corp Systems Command (MARCORSYSCOM) personnel. The demonstration is part of a contract for the Marine Corps Mission Payload Module (MPM).
Metal Storm displayed a full scale representative model of the FireStorm-MPM Non-Lethal Weapon System (MPM-NLWS) which demonstrated many physical and conceptual attributes of the Metal Storm solution. Metal Storm demonstrated key attributes of the system including deploy/transport, install/uninstall, preparation of time to employ (travel mode to armed and ready to use), target engagement time, field of fire, and load/unload/reload of the munitions.
MSI President Mr Peter D Faulkner stated “The demonstration went smoothly and the overall system concept was well received by the customer. It was an excellent opportunity for our development team to receive insightful feedback from Marines with first hand operational experience.”
Commenting on the event, Dr Lee Finniear, Metal Storm’s CEO said that Metal Storm was very pleased with its progress to date on the MPM program and the customer reception thus far.
“The Metal Storm FireStorm™ multi-barrel weapon system has been enhanced to meet the specific requirements of MPM-NLWS” Dr Finniear added. “FireStorm offers several advantages for the Marines due to its high volume of fire and minimal size and weight profile. Metal Storm is committed to the ongoing development of the FireStorm product line, to improve the capability of warfighters, peacekeepers and law enforcement personnel when dealing with large scale crowd control situations.”
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3147 8600.
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilises multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.